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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                         FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              DIGIMARC CORPORATION
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   253-807-101
                      (CUSIP Number of Class of Securities)

                             ----------------------


                             Macrovision Corporation
                               1341 Orleans Drive
                           Sunnyvale, California 94098
                                 (408) 743-8600
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                               David Herbst, Esq.

                         Manatt, Phelps & Phillips, LLP
                           3030 Hansen Way, Suite 100
                            Palo Alto, CA 94304-1006
                                 (605) 812-1300

                                December 14, 1999

                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


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CUSIP NO. 253-807-101                13D                            Page 2 of 6
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(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)
             Macrovision Corporation
             77-0156161

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)
                                                                        (b) /X/
(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS
             WC

(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)    / /

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

NUMBER OF SHARES                 :         (7)     SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH            :                  924,475

                                 :         (8)     SHARED VOTING POWER

                                 :                  0

                                 :         (9)     SOLE DISPOSITIVE POWER

                                 :                  924,475

                                 :         (10)    SHARED DISPOSITIVE POWER

                                 :                  924,475

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON
             924,475

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES / /

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             7.24%

(14)  TYPE OF REPORTING PERSON
             CO


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CUSIP NO. 253-807-101                13D                            Page 3 of 6
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Item 1. Security and Issuer.

      This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Shares" or the "Issuer Common Stock"), of Digimarc Corporation, a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 19801 SW 72nd Avenue, Suite 250, Tualatin, Oregon 97602.

Item 2. Identity and Background.

      (a)-(c) This Schedule 13D is filed by Macrovision Corporation, a Delaware corporation (the "Reporting Person"). The address of the principal business and principal office of the Reporting Person is 1341 Orleans Drive, Sunnyvale, California 94098. The Reporting Person is the leading provider of copyright protection technologies for major Hollywood movie studios, independent video producers, PC games and educational software publishers, digital set-top box manufacturers and digital pay-per-view network operators.

      To the best of the Reporting Person's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Reporting Person, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

      (d)-(e) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the executive officers or directors of the Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      In December 1997, the Reporting Person invested $1.5 million, and in June 1999, invested an additional $2 million in the Issuer pursuant to that certain Digimarc Corporation Series C Preferred Stock Purchase Agreement dated December 31, 1997 and that certain Digimarc Corporation Series D Preferred Stock Purchase Agreement dated June 8, 1999, respectively (collectively, the "Agreements"). The Reporting Person used working capital to make the investments. The preferred stock issued under the Agreements was converted to shares of Issuer Common Stock in accordance with the terms of the Agreements upon the completion of Issuer's Initial Public Offering on December 14, 1999.

The Reporting Person and the Issuer also have entered into an Investors Rights Agreement dated November 2, 1999. Under the terms of the Investors Rights Agreement, the Reporting Person has certain rights to require the Issuer to register the Shares held by the Reporting Person. The Reporting Person periodically makes strategic investments in companies with complementary or compatible technologies or products, such as the Issuer. Pursuant to a Marketing Agreement with the Issuer, the Reporting Person and the Issuer are jointly developing a digital video

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CUSIP NO. 253-807-101                13D                            Page 4 of 6
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watermarking copy protection solution to address the digital-to-digital copying issues associated with the next generation of recordable DVD and digital videocassette recording devices. Digimarc and Macrovision share equally in the net royalties derived from the technology in the stated field of use. Under the terms of the agreement, Macrovision has the exclusive right to market the technology in the field of use.

Item 4. Purpose of the Transaction.

      (a)-(j) The information set forth in Item 3 is hereby incorporated herein by reference.

      Except as set forth above, the Reporting Person does not have any plans or proposals which relate to or would result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

      (e) Any material changes in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j)   Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

      (a)-(b) The number of Shares covered is 924,475, which, based on the number of Shares outstanding on March 17, 2000, as represented by the Issuer in its Schedule 14A Definitive


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CUSIP NO. 253-807-101                13D                            Page 5 of 6
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Proxy Statement relating to Issuer's 2000 Annual Meeting of Stockholders, constitutes approximately 7.2% of Issuer Common Stock.

      (c) Other than as set forth in this Item 5(a)-(b), to the best of the Reporting Person's knowledge as of the date hereof (i) neither the Reporting Person nor any subsidiary or affiliate of the Reporting Person nor any of the Reporting Person's executive officers or directors, beneficially owns any shares of Issuer Common Stock, and (ii) there have been no transactions in the shares of Issuer Common Stock effected during the past 60 days by the Reporting Person, nor to the best of the Reporting Person's knowledge, by any subsidiary or affiliate of the Reporting Person or any of the Reporting Person's executive officers or directors.

      (d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer Common Stock held by the Reporting Person.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

      The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Agreements are included as Exhibits 1 and 2 to this Schedule 13D. To the best of the Reporting Person's knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationship (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person with respect to any securities to the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit       Description

   1 Digimarc Corporation Series C Preferred Stock Purchase Agreement dated December 31, 1997 by and between Digimarc Corporation and Macrovision Corporation (without exhibits)

   2 Digimarc Corporation Series D Preferred Stock Purchase Agreement dated June 8, 1999 by and between Digimarc Corporation and Macrovision Corporation (without exhibits).


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

                                     MACROVISION CORPORATION


                                     By:   /s/ IAN HALIFAX
                                           --------------------------
                                     Name: Ian Halifax
                                           --------------------------
                                     Title: Chief Financial Officer
                                           --------------------------


Dated:   June 21, 2000


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                                                                     SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                           OF MACROVISION CORPORATION

      The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of the Reporting Person. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 1341 Orleans Drive, Sunnyvale, California 94089.

                               BOARD OF DIRECTORS

Name                    Position
----                    --------
John O. Ryan            Chairman of the Board of Directors, Chief Executive
                        Officer and Secretary

William A. Krepick      President, Chief Operating Officer and Director

Richard S. Matuszak     Vice President-Business Development

Donna S. Birks          Director; Executive Vice President and Chief Financial
                        Officer of Adaptive Broadband Corporation*

William N. Stirlen      Director; Consultant to technology companies

Thomas Wertheimer       Director; Consultant to Universal Studios

                    EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

                        Title and Present
Name                    Principal Occupation
----                    --------------------

Ian R. Halifax          Vice President-Finance and Administration and Chief
                        Financial Officer

Mark S. Belinsky        Senior Vice President-New Business Development

Brian R. Dunn           Senior Vice President-Computer Software Copy Protection

Carol Flaherty          Vice President-Video Copy Protection

Patrice J. Capitant     Vice President-Engineering



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* The address of Adaptive Broadband Corporation is 1143 Borregas Avenue,
Sunnyvale, California 94089. Adaptive Broadband Corporation is a supplier of terrestrial wireless and satellite-based systems to support data communications, broadcast digital TV and telemetry networks. Adaptive Broadband Corporation also provides products for satellite-based and terrestrial wireless ultra-high speed Internet access, transport and worldwide Internet backbones.


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